Mail Stop 05-10

					June 3, 2005

via U.S. mail and Facsimile

Michael J. Hoffman
President and Chief Executive Officer
Constar International Inc.
One Crown Way
Philadelphia, PA 19154-4599

	Re:	Constar International Inc.
Form S-4 filed May 9, 2005
File No. 333-124731

Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 000-16496

Dear Mr. Hoffman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4 filed May 9, 2005

General

1. Please file all exhibits with your next amendment, or as soon as possible. Understand that we will need adequate time to review these materials before accelerating effectiveness.

2. We note that the Company is registering the Exchange Notes in reliance on the staff`s position enunciated in Exxon Capital Holdings
Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991), and Shearman and Sterling (available July 2, 1993). Accordingly, with the next amendment please provide a supplemental letter to the staff (1) stating that the issuer is registering the exchange offer in reliance on the staff`s position in such letters, and (2) including the statements and representations substantially in the form set forth in the Morgan
Stanley & Co. Incorporated and Shearman and Sterling letters.

3. To the extent additional subsidiaries of the company come into existence and are made guarantors on the new notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

4. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Industry and Market Data, page ii

5. We note the statement that "While [you] believe that each of these studies and publications is reliable...[you] do not make any representation as to the accuracy of such information." While you may state that you have not independently verified the data, you may not disclaim responsibility for the information you elect to include in your prospectus. Please revise.

The Exchange Offer, page 2

6. State the exemption relied upon, and the facts used to support the exemption, to issue the old notes. Revise the "Description of Notes" section on page 94 accordingly.

Collateral, page 5

7. Please provide the book value of the assets that are securing the new notes as of the date of the latest financial statements in the prospectus. Please also revise the risk factors section with similar disclosure.



Risk Factors, page 10

8. Revise all risk factor headings to clearly state the risk involved.

Our debt may negatively impact our liquidity... page 10

9. Please quantify your debt service costs.

We are subject to certain covenant restrictions, page 11

10. Please provide a cross-reference to a more complete discussion of the financial covenants that the company is required to meet.

Higher energy costs and interrupted power supplies may increase..., page 17

11. Please elaborate on the statement that frequent power interruptions may limit your ability to supply your customers.
For
example, state whether the company has experienced frequent power interruptions in the past and any reasons that the company expects to experience frequent power interruptions in the future.

Liabilities pursuant to current or future lawsuits..., page 18

12. Supplementally provide us with a copy of the complaint filed in the securities class action lawsuit.

The issuance of the new notes..., page 26

13. Please delete this risk factor, which does not set forth a risk of engaging in the transaction.

Forward-Looking Statements, page 27

14. Sections 27A(b)(2)(c) of the Securities Act and Sections 21E(b)(2)(c) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. Please revise accordingly.

Selected Historical Financial Data, page 30

15. Please present income (loss) from continuing operations per common share for each of the last five fiscal years. See Item 301 of
Regulation S-K. Similarly revise your disclosures on page 8 as well.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Results of Operations, page 43

16. Please discuss in greater detail the business reasons for the changes between periods in net sales, gross profit, and selling and administrative expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in regards to net sales, please individually quantify the amount of the increase in net sales that was attributable to increased sales of conventional products and the pass-through of higher resin prices to customers, as well as the amount of price concessions given in exchange for additional volume and contract extensions. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Liquidity and Capital Resources, page 47

17. Discuss any debt covenants or financial ratios you are subject to under your credit facility in reasonable detail. In addition, discuss the financial covenant(s) you are required to meet under your senior subordinated notes and the senior secured notes.

Commitments, page 50

18. Please revise your table of contractual obligations to include the following:
* Estimated interest payments on your debt
* Planned or required payments to fund pensions and other post-employment
	benefits
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Market Risk, page 52

19. Please include quantitative disclosure for both your foreign currency and interest rate risks. See Item 305 of Regulation S-K. Refer to the appendices to Item 305 for suggested formats for presentation of the information.

Our Business, page 53

20. We note the statement that the PET container business is a rapidly growing component of the packaging market due to continued growth in water and isotonics, among other opportunities; however, this appears to conflict with statements on page 12 stating that you believe that profitability from bottled water may decline in the long run, and based upon current conditions, you do not expect appreciable growth in the carbonated soft drink market. Please advise or revise.

The Exchange Offer, page 85

21. Revise the first sentence to state that holders of the notes should carefully consider whether to tender the old notes, rather than "accept."

22. On page 86, you reserve the right "to delay the acceptance of the old notes". Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

23. We note that you reserve the right to waive any condition or amend the terms of the exchange offer, at any time. Please revise this language so that it is consistent with the disclosure on page 91 regarding the timing of waiving conditions of the offer.

Description of the Notes, page 94

24. Include a brief discussion regarding the original issuance of the old notes and related guarantees.

Reports to Holders page 118

25. Please explain what you mean by the statements
"Notwithstanding
that the Company may not be subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act" and you will "file...the information, documents and reports referred to in clause
(1)...(whether or not applicable to the Company)." It appears that you are currently subject to the Exchange Act reporting requirements.

Legal Matters, page 149

26. Please specify the legal matters that counsel will opine upon and also include the guarantees in this section.

Independent Registered Public Accounting Firm, page 149

27. Since the auditor has consented to the use of its name certifying the financial statements included in the registration statement, please revise to list them as "Experts."
Incorporation of Documents by Reference, page 149

28. Please tell us why you believe you may incorporate future filings by reference.

Financial Statements

29. Please include interim financial statements for the period ended
March 31, 2005. Please similarly update your financial information throughout the filing. See Rule 3-12 of Regulation S-X.

Combined and Consolidated Statements of Stockholders` Equity, page
F-
7

30. Please disclose the amount of income tax expense or benefit allocated to your minimum pension liability adjustments within other comprehensive income in accordance with paragraph 25 of SFAS 130.

Combined and Consolidated Statements of Cash Flows, page F-8

31. Please breakout for each period presented the other-net line item in the cash provided by operating activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not appropriate. See SFAS 95.

Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-10

32. Please disclose whether your sales agreements contain right of inspection or acceptance provisions and whether you replace goods damaged or lost in transit. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. See the Interpretive Response to Question
3 of SAB Topic 13:A.3.b.

Note 7 - Goodwill, page F-16

33. You disclose that management identified that it had only one reporting unit. In light of the geographically discrete nature of your operations, it is unclear to us how management considered the guidance in paragraph 30 of SFAS 142. Please advise us in detail. Refer also to EITF Topic No. D-101 for additional guidance.



Note 16 - Lease Commitments, page F-31

34. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

Note 22 - Commitments and Contingencies, page F-35

35. Please confirm there is not a reasonable possibility that a loss exceeding amounts already recognized may be incurred and the amount of that additional loss may be material. If there is a reasonable possibility, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5. Refer to SAB Topic 5:Y as well.

Exhibit 12.1 - Ratio of Earnings to Fixed Charges

36. Please present your ratio of earnings to fixed charges for each of the last five fiscal years. See Item 503(d) of Regulation S-K.

Exhibit 99.1 - Letter of Transmittal

37. We note the statement on page 7 that you will return any old notes not accepted for exchange "as soon as practicable" after withdrawal, rejection of tender or termination of the Exchange Offer.
Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise this statement and a similar statement on page 9.

Form 10-K for fiscal year ended December 31, 2004

Comments applicable to your overall filing

38. Please address the above comments related to the financial statements in a similar manner in your future Forms 10-K and 10-Q.



Form 10-Q for fiscal quarter ended March 31, 2005

Disclosure Controls and Internal Controls, page 26

39. In future filings, please revise your description of internal controls so that it tracks the language in Rule 13e-15(f) more closely.

Limitations on Effectiveness of Controls, page 26

40. In future filings, please delete the sentences beginning with "The design of any system of controls is based on certain assumptions about the likelihood of future events..." and ending with "...policies and procedures related to the control may deteriorate."
Please refer to Release No. 33-8238 and AU Section 319 for information regarding the disclosure of limitations on the effectiveness of controls.

Evaluation of Disclosure Controls, page 26

41. In future filings please revise your disclosure regarding management`s conclusion regarding the effectiveness of your disclosure controls to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Jeff Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to Rufus Decker, Branch Chief, at (202) 551-3769. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to Chris Edwards, Special Counsel, at (202) 551-3742, or the undersigned at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director




cc: 	William G. Lawlor, Esq.
	Dechert LLP
	4000 Bell Atlantic Tower
	1717 Arch Street
	Philadelphia, PA 19103

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Michael J. Hoffman
Constar International Inc.
June 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE